Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

August 17, 2023

VIA EDGAR CORRESPONDENCE

Sally Samuel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund (the “Trust”)
File Nos. 333-125751; 811-21774

Dear Ms. Samuel:

This letter responds to your additional comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on May 31, 2023 (the “Registration Statement”). The Registration Statement relates to the First Trust S&P 500 Diversified Free Cash Flow ETF (the “Fund”), a series of the Trust. References herein to the “Prior Correspondence Letter” refer to the correspondence filed by the Trust with the Staff on August 11, 2023. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Principal Investment Strategies

The Staff reiterates its comment set forth as Comment 3 of the Prior Correspondence Letter, which was as follows:

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

The Index Provider reserves the right to make exceptions when applying the methodology if the need arises.

Please provide more detail in Item 9 as to when such deviations may occur.

Response to Comment 1

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The Index Provider reserves the right to make exceptions when applying the methodology if the need arises to ensure that the Index continues to achieve its objective. (emphasis added)

Comment 2 – Principal Investment Strategies

The Staff reiterates its comment set forth as Comment 4 of the Prior Correspondence Letter, which was as follows:

The Staff notes the references to “According to the Index Provider” set forth in the second and third paragraphs of the section entitled “Principal Investment Strategies.” Please supplementally explain why such qualifications are necessary when the Fund can verify these statements based on the publicly available methodology.

Response to Comment 2

The Registrant has determined that the use of such disclosure is appropriate because the Advisor relies exclusively on information provided by the Index Provider with respect to the Index methodology, calculation and constitution. However, the Registrant will continue to evaluate the appropriateness of the referenced disclosure.

Comment 3 – Principal Investment Strategies

The Staff reiterates its comment set forth as Comment 5 of the Prior Correspondence Letter, which was as follows:

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

If a company in the top 20% of FCF Yield for a particular sector has non-positive FCF Yield, then such company is excluded from selection until the count of remaining companies reaches the top 10% of the sector.

The methodology states that companies with non-positive FCF Yields will be excluded unless exclusion would result in the final count of companies in a sector being less than 10% of the count of companies within the underlying index. Please reconcile.

Please also revise “10% of the sector” to “10% of the Index.”

Response to Comment 3

Pursuant to the Staff’s comment, the referenced disclosure has been deleted and replaced with the following:

Next, the Index Provider excludes companies with the lowest non-positive FCF Yield until such exclusion would result in the final count of companies in a given sector to be less than 10% of the count of companies within such sector in the S&P 500® Index.

The Registrant believes that the above disclosure is an accurate description of the Index’s construction and has accordingly requested that the Index Provider clarify the same in its published methodology. Additionally, pursuant to the Staff’s comment, the following disclosure has been revised as follows:

At each reconstitution, the Index sector weights mirror the sector weights of the S&P 500® Index, and the constituents are weighted by their FCF Yield within each sector. If companies with a non-positive FCF Yield are selected, then the remaining weight within the GICS® sector is equally distributed among the non-positive FCF Yield companies. (emphasis added)

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely, yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren